Form 10KSB40, Exhibit 13
period 1995-12-31
WHITE DAVID INC
filed 1996-03-28
CIK 82414

                                                                      EXHIBIT 13


[DAVID WHITE LOGO]

                              [PHOTO OF PRODUCT]


                                                            ANNUAL REPORT 1995

FINANCIAL HIGHLIGHTS
-------------------------------------------------------------------------------

                                                  For Year Ended December 31
                                                    1995           1994

OPERATIONS SUMMARY
Net sales ..................................    $15,278,000    $15,886,000
(Loss) earnings before income taxes ........       (999,000)       838,000
Net (loss) earnings ........................       (852,000)       701,000
Net (loss) earnings per common share .......    $     (1.75)   $      1.33

--------------------------------------------------------------------------
QUARTERLY RESULTS

     Net sales          First ..............    $ 4,827,000    $ 4,243,000
                        Second .............      4,272,000      4,190,000
                        Third ..............      3,160,000      3,768,000
                        Fourth .............      3,019,000      3,685,000
--------------------------------------------------------------------------
     Gross profit       First ..............    $ 1,282,000    $ 1,135,000
                        Second .............      1,052,000      1,210,000
                        Third ..............        840,000        891,000
                        Fourth .............        385,000      1,013,000
--------------------------------------------------------------------------
     Net earnings       First ..............    $   214,000    $   206,000
        (loss)          Second .............       (457,000)       306,000
                        Third ..............        136,000         96,000
                        Fourth .............       (745,000)        93,000
--------------------------------------------------------------------------
     Net earnings       First ..............    $       .41    $       .39
        (loss)          Second .............           (.91)           .58
       per share        Third ..............            .30            .18
                        Fourth .............          (1.55)           .18


ON THE COVER

The Finish-Line laser extended carpenter's level was introduced in 1995. Functioning as both a precision carpenter's level and a visible beam laser with a 100 foot interior range, the Finish-Line is priced to compete in the growing do-it-yourself construction and remodeling markets, as well as for the cost-conscious professionals.

CONTENTS

  1-2     To Our Shareholders

  3-5     Consolidated Financial Statements

  6-8     Notes to Consolidated Financial Statements

  9       Management's Discussion and Analysis

  INSIDE BACK COVER:  Directors, Officers, Executive Offices, Annual Meeting
                      and 10-KSB Report

                                                     [DAVID WHITE LETTERHEAD]

TO OUR SHAREHOLDERS:

David White's 1995 financial results did not meet our expectations. In many ways, however, our net loss of $852,000 or $1.75 per share could not have been avoided. Three one-time charges, including two that were made to ensure the long-term health of the company, combined to more than offset another year of operating profitability.

On May 31, we sold our 90% interest in Ammann Lasertechnik, AG of Switzerland. Ammann had been unprofitable. Its sale also relieved David White of annual payments for royalties, research and development and significant annual charges for goodwill. In addition, 70,500 shares of common stock were converted to treasury stock, which should positively affect earnings per share in the future. The Ammann sale resulted in a non-cash charge of $575,000, which included net of tax benefit.

In the fourth quarter, according to the terms of a labor agreement signed earlier in 1995, we converted our costly defined benefit pension plan into a much less expensive 401(k) program. This change, which resulted in a one-time charge of $523,000, should benefit both the Company and the employees. The Company has eliminated heavy administrative and insurance costs. Employees will benefit through higher growth potential associated with individual investment opportunities.

Also in the fourth quarter, David White took steps toward compliance with the environmental issue at its Berlin, Wisconsin manufacturing facility. The charge of $297,000 included a $200,000 reserve which the company believes will be sufficient to cover any material expenses involved with future remediation.

Our sales reached $15,278,000 in 1995, only slightly lower than the $15,886,000 reported in 1994. Domestic sales climbed 9%, nearly offsetting the sales lost through the sale of Ammann.

Excluding the one-time charges, our operating profit amounted to $543,000 or $1.12 per share, compared with 1994 net income of $701,000 or $1.33 per share in 1994. We achieved this operating profit despite rising mortgage lending rates during the second half of the year. In addition, we aggressively sought to expand our sales through continued domination of our traditional markets and by entering rapidly growing new areas of the construction industry.

With these significant changes behind us, we are confident that David White is in the best position it has been in for many years. We are unquestionably among the leaders in our industry, with a highly efficient manufacturing operation and an aggressive marketing program.

In addition, the outlook for the domestic construction industry is very good. Late in 1995, interest rates began to move downward. Forecasts call for the downtrend to continue, probably through the remainder of 1996.

Activity at David White responded immediately when the decline pushed mortgage lending rates lower. As a result, we believe the first quarter of 1996 could be one of the most profitable first quarters in our history.

We are maintaining a positive outlook for 1996, buoyed by outstanding new product introductions in 1995. David White's competition simply has not been able to match the features and affordability of our growing series of manually leveled lasers.

The ML-200 visible split-beam laser has rapidly become one of the hottest new products for the construction market. Full-featured versatility at an affordable price made the ML-200 an instant success. The ML-200e, our exterior version of the ML-200, includes many of the ML-200's selling features, at an even lower price than the original.

David White's ability to modernize basic construction tools was demonstrated with the 1995 introduction of the Finish-Line laser-extended carpenter's level pictured on the cover of this report. Functioning both as a precision carpenter's level and a visible beam laser with a 100-foot interior range, the Finish-Line is priced for the growing do-it-yourself construction and remodeling market, as well as for cost-conscious professionals.

It should be noted that our new lines of affordable laser products are also being well-received overseas. During 1995, we attracted distributors to serve the growing markets of New Zealand, Australia, Israel and China. Products "Made in the USA" are very popular abroad and the current monetary picture makes David White very price competitive.

Our "Made in the USA" labels also give us a preferred position throughout our own country. We're encouraged by the 1995 Brand Use Study conducted by Cahner's Publishing's Professional Builder Magazine which demonstrated that David White clearly maintained its market dominance in 1995.

The survey found that 60.8% of the contractors in the Midwestern United States use David White optical and laser construction instruments; 57.9% in the South; 51% in the West and 42.9% in the East. Overall, the use of David White products by 53.3% of the nation's builders was up from 52.8% in 1994 and 52.2% in 1993.

Continuing our strategy of producing modern laser products which are affordable to every type of builder, we feel we can continue to increase our already impressive lead over competitors. We are forging key relationships which will open the growing do-it-yourself and remodeling markets. These new markets can expand our sales dramatically in the years ahead and give the David White name even greater visibility.

In 1995, David White's strengthened condition was recognized when the Board of Directors received an unsolicited offer to purchase all the outstanding stock of the Company. The sale remains under consideration by the board, with several issues still outstanding.

In the meantime, your management remains dedicated to the continued growth of the Company. We continue to emphasize ways to keep David White as profitable as possible, through all cycles of the construction industry.

All of us at David White thank you for your steadfast support. We believe the changes made in 1995 will enable us to produce much more consistent results for shareholders in the years ahead.


Sincerely,



Tony L. Mihalovich

Tony L. Mihalovich
President, Chief Executive Officer






USE BY BUILDERS KEEPS GROWING
(Total % of use by builders)

             [LINE CHART]


1993             1994             1995
52.2%            52.8%            53.3%


Source: Professional Builder 1995 Brand Use Study





DAVID WHITE OFTEN GETS EXCLUSIVE MENTION

             [PIE CHART]


David White               50.3%
Other                     28.5%
Brand A                   12.9%
Brand B                    8.3%


Source: Professional Builder 1995 Brand Use Study

CONSOLIDATED
FINANCIAL STATEMENTS                                          [DAVID WHITE LOGO]
-------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET                                      December 31,1995

ASSETS
Current Assets:
     Cash and cash equivalents (Note 1) ....................................................  $          0
     Trade accounts receivable, less allowance of $95,000 (Note 3)..........................     1,479,000
     Inventories (Notes 1 and 3) ...........................................................     4,611,000
     Prepaid expenses and other current assets .............................................       129,000
                                                                                              ------------
       Total Current Assets ................................................................     6,219,000

   Other Assets:
     Technology and patents, less accumulated
        amortization of $29,000  ...........................................................       183,000
     Intangible pension asset (Note 5) .....................................................       127,000
     Deferred income taxes (Note 6) ........................................................       147,000
     Other .................................................................................        36,000
                                                                                              ------------
       Total Other Assets ..................................................................       493,000

   Property, plant and equipment at cost (Notes 1 and 3):
     Land ..................................................................................       101,000
     Buildings and improvements ............................................................     2,103,000
     Machinery and equipment ...............................................................     6,227,000
                                                                                                ----------
                                                                                                 8,431,000
                                                                                                 ---------
     Less accumulated depreciation .........................................................     5,966,000
                                                                                              ------------
                                                                                                 2,465,000
                                                                                              ------------
                                                                                              $  9,177,000
                                                                                              ============

LIABILITIES AND STOCKHOLDERS' INVESTMENT

Current Liabilities:
     Notes payable to banks (Note 3)   .....................................................  $    714,000
     Trade accounts payable ................................................................       763,000
     Accrued wages and amounts withheld from employees .....................................       169,000
     Accrued retirement plan costs .........................................................        90,000
     Accrued environmental costs ...........................................................       200,000
     Other accrued liabilities .............................................................       263,000
     Current maturities of long-term debt (Note 3) .........................................       309,000
                                                                                              ------------
       Total Current Liabilities ...........................................................     2,508,000
Long- term debt, less current maturities (Note 3) ..........................................     1,840,000
Long-term pension liability (Note 5) .......................................................       197,000
Stockholders' Investment (Notes 3 and 4):
     Preferred stock, par value $1 a share: Authorized
         1,000,000 shares; none issued
     Common stock, par value $3 a share: Authorized
         5,000,000 shares; issued 692,240 shares ...........................................     2,077,000
     Additional paid-in capital ............................................................     1,024,000
     Retained earnings .....................................................................     3,895,000
     Additional pension liability (Note 5) .................................................       (70,000)
     Treasury stock at cost--234,917 shares  ...............................................    (2,294,000)
                                                                                              ------------
                                                                                                4,632,000
                                                                                              ------------
                                                                                              $  9,177,000
                                                                                              ============


The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED
FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                    Years ended December 31
                                                                                       1995           1994
Revenues:

     Net sales   ............................................................  $ 15,278,000   $ 15,886,000
     Interest and other income ..............................................        38,000         12,000
                                                                               ------------   ------------
                                                                                 15,316,000     15,898,000
Cost and expenses:

     Cost of goods sold .....................................................    11,422,000     11,637,000
     Loss on termination of pension plan ....................................       523,000
     Loss of sale of subsidiary .............................................       722,000
     Environmental expenses .................................................       297,000
     Selling and administrative expenses ....................................     2,986,000      2,959,000
     Amortization of intangible assets ......................................        75,000        183,000
     Interest expense .......................................................       290,000        264,000
     Minority interest in earnings of subsidiary ............................             0         17,000
                                                                               ------------   ------------
                                                                                 16,315,000     15,060,000

(Loss) earnings before income taxes .........................................      (999,000)       838,000
Income tax (benefit) expense (Note 6) .......................................      (147,000)       137,000
                                                                               ------------   ------------
Net (loss) earnings .........................................................  $   (852,000)  $    701,000
                                                                               ============   ============
Net (loss) earnings per share (Note7) .......................................  $      (1.75)  $       1.33
                                                                               ============   ============




CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT





                                                               Years ended December 31, 1995 and 1994
                                  Common Stock             Additional       Retained        Additional     Cumulative    Treasury
                                                            Paid-in         Earnings         Pension      Translation      Stock
                              Shares        Amount          Captial                          Liability     Adjustment
Balances at
  January 1, 1994 ........... 691,940     $2,076,000       $1,022,000       $4,046,000      $ (72,000)     $ 35,000    $(1,537,000)
  Net earnings ...........................................................     701,000
  Currency translation
     adjustments ..........................................................................................  48,000
  Additional
     pension liability (Note 5) ...........................................................  (290,000)
  Issuance of common stock ...... 300          1,000            2,000
-----------------------------------------------------------------------------------------------------------------------------------
Balances at
  December 31, 1994 ......... 692,240     $2,077,000       $1,024,000       $4,747,000      $(362,000)     $ 83,000    $(1,537,000)
  Net loss ...............................................................    (852,000)
  Currency translation
    adjustments ........................................................................................... (83,000)
  Reduction of
    pension liability (Note 5)  ...........................................................   292,000
  Receipt of common stock
    from sale of subsidiary  ........................................................................................     (757,000)
                             --------     ----------       ----------       ----------      --------       --------    -----------
Balances at
  December 31, 1995  ........ 692,240     $2,077,000       $1,024,000       $3,895,000      $(70,000)      $      0    $(2,294,000)
                             ========     ==========       ==========       ==========      ========       ========    ===========



The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED
FINANCIAL STATEMENTS                                          [DAVID WHITE LOGO]
-------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS
OF CASH FLOWS



                                                                                Years ended December 31

                                                                                    1995            1994
Cash flows from operating activities:
  Net (loss) earnings ................................................       $  (852,000)    $   701,000
  Adjustments to reconcile net (loss) earnings to net cash (used in)
  provided by operating activities:
    Depreciation .....................................................           388,000         377,000
    Amortization of intangible assets ................................            75,000         183,000
    Gain on sales of equipment .......................................                            (2,000)
    Minority interest in earnings of subsidiary ......................                            17,000
    Issuance of common stock-employment agreement ....................                             3,000
    Loss on sale of subsidiary .......................................           722,000
    Deferred income taxes ............................................          (147,000)

    Change in assets and liabilities:
     (Increase) decrease in:
       Accounts receivable ...........................................           305,000        (337,000)
       Inventories ...................................................          (701,000)       (563,000)
       Prepaid expenses and other assets .............................           137,000         (10,000)
     Increase (decrease) in:
       Accounts payable and accrued expenses .........................           (16,000)        166,000
       Income taxes ..................................................           (89,000)        127,000
                                                                             -----------     -----------

     Net cash (used in) provided by operating activities .............          (178,000)        662,000
                                                                             -----------     -----------
Cash flows from investing activities:
  Additions to property, plant and equipment .........................          (733,000)       (493,000)
  Cash proceeds from sale of equipment ...............................                             2,000
                                                                             -----------     -----------
    Net cash used in investing activities ............................          (733,000)       (491,000)
                                                                             -----------     -----------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt ...........................                         2,500,000
  Principal payments on long-term debt ...............................          (283,000)        (68,000)
  Net increase (decrease) in notes payable to bank ...................           297,000      (1,755,000)
                                                                             -----------     -----------
    Net cash provided by financing activities ........................            14,000         677,000
                                                                             -----------     -----------
Effect of exchange rate changes on cash ..............................             5,000           3,000

Net decrease in cash and cash equivalents ............................          (892,000)        851,000
                                                                             -----------     -----------

Cash and cash equivalents at beginning of year .......................           892,000          41,000
                                                                             -----------     -----------
Cash and cash equivalents at end of year .............................       $         0     $   892,000
                                                                             ===========     ===========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest .........................................................       $   290,000     $   259,000
    Income taxes, net of refunds .....................................           155,000          11,000



The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1: COMPANY BUSINESS AND ACCOUNTING POLICIES

David White, Inc. (the "Company") is engaged in the manufacture of surveying instruments and lasers and is a distributor of certain other products. The Company operates predominantly in the construction industry within the United States and Europe. The Company's accounting policies include the following:

     Consolidations - The consolidated financial statements include the accounts of the parent company and its subsidiary. All significant intercompany accounts and transactions have been eliminated.

     Cash Equivalents - The Company considers all highly liquid investments with maturities of three months or less when acquired to be cash equivalents.

     Inventories - Inventories are stated on the basis of the lower of cost or market, including material, labor and manufacturing overhead. Cost is determined under the first-in, first-out method. It is not practical to segregate the components of raw material, work-in-process and finished goods at the balance sheet date, since this breakdown is possible only as a result of physical inventory which is taken at a date different than the balance sheet.

     Property, Plant and Equipment - The Company provides depreciation over the estimated useful lives (3 to 32 years) of the respective assets using the straight-line method.

     Intangible Assets - Technology and patents are being amortized on a straight-line method over their estimated lives, which range from 5 to 8 years. Deferred financing costs are being amortized on a straight-line method over the term of the related debt agreement.

     Research and Development Costs - Research and development costs are expensed as incurred and totalled $399,000 and $588,000 in 1995 and 1994, respectively.

     Fair Value of Financial Instruments - The Company believes the carrying amount of its financial instruments (notes payable and long-term debt) is a reasonable estimate of the fair value of these instruments.

     Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2: SALE OF FOREIGN SUBSIDIARY

The Company sold its 90% interest in the outstanding capital stock of Ammann Lasertechnik AG on May 31, 1995. The non-cash transaction is summarized as follows:


        Net carrying value of assets sold           $   (691,000)
        Write-off of goodwill                         (1,123,000)
        Fair market value of Company common
          stock received                                 757,000
        Other assets received, net                       353,000
                                                    ------------
        Loss on sale of subsidiary                      (722,000)

        Tax benefit                                      147,000
                                                    ------------
        Loss on sale of subsidiary, net of taxes    $   (575,000)
                                                    ============



Net sales for the subsidiary to unrelated parties for 1995 and 1994 totalled approximately $1,601,000 and $3,387,000, respectively. Net losses incurred by the subsidiary for 1995 and 1994 were approximately $77,000 and $40,000, respectively. Net sales by the subsidiary to foreign affiliates aggregated $962,000 in 1994.


3: BANK LINES OF CREDIT AND LONG-TERM DEBT

The Company has a $2,500,000 term note with a domestic bank which is payable in monthly installments of $40,000, including interest at 8.5%, through August, 2001. The term note is collateralized by a first mortgage on the Company's office and manufacturing facilities and a second lien on the Company's accounts receivable, inventory and equipment. The loan agreement contains restrictions with respect to levels of working capital ($1,000,000 on December 31, 1995) and net worth ($4,600,000 on December 31, 1995) and minimum debt-to-net worth and current ratios. In addition, capital expenditures are limited to a specified level each year. The term note is 70% guaranteed by Farmers Home Administration.

The aggregate scheduled future maturities for the fiscal years ending December 31 are as follows:


                    1996       $  309,000
                    1997          336,000
                    1998          366,000
                    1999          399,000
                    2000          434,000
              Thereafter          305,000
                               ----------
                               $2,149,000
                               ==========


The Company currently has available a domestic bank revolving line of credit to meet its short term borrowing needs. The amount available under the line of credit is adjusted periodically according to seasonal requirements and ranges from $1,750,000 to $3,000,000. Borrowings against the line are payable on demand with interest payable monthly at the bank's prime rate. The bank's prime rate was 8.5% on December 31, 1995. The Company had borrowings of $714,000 against the line as of December 31, 1995. The line renews annually in September. Borrowings under the line of credit are based on a percentage of qualified accounts receivable and inventory (the borrowing base), which are secured under the related agreement along with a second lien on the Company's office and manufacturing facilities. The agreement contains the same restrictions described above related to the term note.


4: STOCK RIGHTS PLAN AND EMPLOYEE STOCK OPTION PLAN

In 1988, the Company made a dividend distribution of one Common Stock Purchase Right on each outstanding share of common stock. The Rights are exercisable only if a person or group acquires 20% or more of the Company's common stock or announces a tender or exchange offer that would result in such a person or group owning 20% or more of the common stock. When exercisable, each Right entitles the holder thereof to purchase one share of common stock at an exercise price of $35.00. Further, upon the occurrence of certain defined events, the Rights are modified to entitle the holder to purchase common stock of the Company or common stock of an "acquiring person" having a market value equivalent to two times the exercise price of the Right. At no time do the Rights have any voting power. The Rights expire on September 29, 1998. The Company is entitled to redeem the Rights at $0.01 per Right until ten days (subject to extension) after a public announcement that a 20% or more position has been acquired, at which time they become nonredeemable. At December 31, 1995, 457,323 shares of common stock were reserved for issuance upon exercise of the Rights.

                                                              [DAVID WHITE LOGO]
-------------------------------------------------------------------------------

In 1992, the stockholders approved the issuance of up to 32,000 shares of common stock under a new incentive stock option plan. Options granted are exercisable in varying increments and at various times as determined by the Compensation Committee of the Board of Directors. The option period cannot exceed ten years from the date of the grant and the options can be granted until January, 2002, under this plan. In 1995, the stockholders approved the issuance of up to 50,000 shares of common stock under a new incentive stock option plan with terms similar to the 1992 plan described above. The options can be granted until February, 2005. The following table summarizes stock option activity for the years ended December 31, 1995 and 1994.



                                                     Shares


                                      Reserved     Outstanding   Available
                                                     Options


Balances, January 1, 1994
$6.50 - $10.44 per share ........        33,900        28,700       5,200
Granted - $6.88 per share .......                         250        (250)
Granted - $6.50 per share .......                       4,950      (4,950)
Expired - $10.38 per share ......          (700)         (700)
                                         ------        ------      ------

Balances, December 31, 1994
$6.50 - $10.44 per share ........        33,200        33,200           0
Approval of granting authority ..        50,000                    50,000
Expired -$6.50 per share.........                      (4,700)      4,700
Expired -$6.88 per share ........                      (2,050)      2,050
Expired -$10.44 per share .......        (1,200)       (1,200)
                                         ------        ------      ------

Balances, December 31, 1995......        82,000        25,250      56,750
                                         ======        ======      ======

Options exercisable
 at December 31,1995
 $6.50 - $6.88 per share ........                      16,438
                                                       ======



In the event of a change in control of the Company, all options become exercisable and those holding options shall have the right to require the Company to purchase their options. The purchase price of the options will be the excess of the greater of the market value of the Company stock or highest tender offer price paid over the option price.

In 1990, the Company issued a nonqualified stock option to its former Chairman of the Board of Directors, providing for the purchase of 16,000 shares of common stock at $10 per share. In January, 1994, the option became fully vested and is exercisable in whole or in part until January, 1998. The option expires upon the death of the optionee.

5: EMPLOYEE BENEFIT PLANS

The Company has a contributory defined contribution pension plan covering substantially all nonunion employees. The nonunion plan contains provision for benefits relating to past service based on an employee's compensation and years of service at the time the plan became effective. Company defined contributions to the nonunion plan are based upon a percentage of annual wages and employee contributions. The Company's funding policy for the plan is consistent with the funding requirements of federal law and regulations.

The following table sets forth the nonunion past service plan's funded status as estimated by consulting actuaries as of October 1, 1995 and the amounts recognized in the Company's financial statements:




Company's financial statements:

  Actuarial present value of
  benefit obligations:
  Accumulated benefit
  obligation, including vested
  benefits of $640,000              $ 640,000
                                    ---------

Projected benefit obligation for
  service rendered to date          $ 640,000
Plan assets at fair value
  (government obligations,
  mutual stock funds and
  money market funds)                 379,000
                                    ---------

Projected benefit obligations
  in excess of
  plan assets                        (261,000)
Unrecognized net loss                  70,000
Unrecognized net obligation at
  January 1,1987 being
  amortized over 15 years             127,000
Additional minimum liability         (197,000)
                                    ---------

Pension liability recognized in
  the consolidated balance
  sheet                             $(261,000)
                                    =========


[CAPTION]

Net periodic pension cost for the Company's non-union plan included the following components:


                                      1995       1994

Interest cost on projected
  benefit obligation ............$  43,000   $ 42,000
Actual return on plan
  assets ........................  (49,000)    (4,000)
Net amortization and
  deferral ......................   45,000     (3,000)
                                  --------   --------
Periodic costs attributable to
  defined benefits ..............   39,000     35,000
Pension costs attributable
  to defined contributions ......   27,000     24,000
                                  --------   --------
Total pension expense ........... $ 66,000   $ 59,000
                                  ========   ========



The weighted average discount rate and expected long term rate of return used to develop the periodic pension costs for the above plan was as follows:


                                             1995         1994
  Discount rate ......................      6.25%        7.25%
  Expected long-term
    return on assets .................      7.75%        7.75%



The Company has reflected those provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," which require recognition in the balance sheet of an additional minimum liability and intangible asset for pension plans with accumulated benefits in excess of plan assets. Because the asset recognized may not exceed the amount of unrecognized prior service cost, the excess is reported as a separate reduction of stockholders' investment.

In addition, the Company has a contributory 401(k) savings plan covering substantially all salaried employees, under which eligible participants may elect to contribute a specified percentage of their compensation, subject to certain limitations. The Company makes matching contributions subject to certain limitation. Company contributions vest over a five-year period at a rate of 20% per year. Contributions charged to operations under the plan aggregated approximately $18,000 and $15,000 for the years ended December 1995 and 1994, respectively.

In the fourth quarter of 1995, the accumulated benefit obligation of the Company's defined pension plan covering all union members was settled by the purchase of a non-participating group annuity contract or a lump-sum distribution for retired participants and lump sum distributions to active participants. Active participants were given the option to transfer their distributions into a 401(k) plan begun on January 1, 1996. The settlement was accounted for in accordance with Statement of Financial Accounting Standards No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and resulted in a pre-tax loss to the Company of approximately $523,000. Pension expense related to this plan for the years ended December 31, 1995 and 1994 was $70,000 and $119,000, respectively.

The Company has Key Executive Employee and Severance Agreements with certain officers and key employees which provide for severance pay of up to two year's salary in the event of a change in control of the Company, as defined, and subsequent termination of employment.


6: INCOME TAXES

Income tax expense (benefit) consists of the following:



                                          Year ended December 31,
                                               1995         1994
Currently payable-federal ...........                   $135,000
Currently payable-foreign ...........                   $  2,000
Deferred credit .....................    $(147,000)
                                         ---------      --------
                                         $(147,000)     $137,000
                                         =========      ========



At December 31, 1995, the Company had deferred tax assets of $1,064,000, which include tax operating loss and credit carryforwards of $292,000 and deductible temporary differences, principally inventory reserves of $233,000 and capital losses of $247,000. Deferred tax liabilities were $269,000, with the principal taxable temporary difference being accelerated depreciation of $207,000. The total valuation allowance was $683,000, which represented the reduction of deferred tax assets to $147,000 after giving effect to deferred tax liabilities. The decrease in the valuation allowance was $166,000 and $94,000 for the years ended December 31, 1995 and 1994, respectively.


A reconciliation of the statutory Federal tax rate and the effective rate follows:



                                                          1995       1994
Statutory tax rate   ...........................         (34.0)%     34.0%
Net operating loss and tax credit
 carryforward adjustment .......................          26.6      (29.0)
Nondeductible
 amortization ..................................          (2.6)       7.4
Other ..........................................          (4.7)       3.9
                                                         -----      -----
                                                         (14.7)%     16.3%
                                                         =====      =====



At December 31, 1995, the Company had alternative minimum tax credit and general business tax credit carryforwards of $135,000 and $117,000, respectively, which expire in various years through 2008. In addition, the Company had state operating loss carryforwards of $502,000 which expire through 2007.


7: (LOSS) EARNINGS PER SHARE

Net (loss) earnings per share of common stock is based upon net (loss) earnings divided by the weighted average shares outstanding. Weighted average shares outstanding for the years ended December 31, 1995 and 1994 were 486,698 and 527,674 shares, respectively.


8: Contingency

The Company began a project to decontaminate the soil at its Berlin, Wisconsin facility during 1995. The Company estimates the cost of this project to total approximately $297,000 and has recorded this amount as an expense in 1995, including $200,000 accrued in the fourth quarter for future remediation. The ultimate cost, however, will depend on the extent of contamination found as the project progresses.

                                 DAVID WHITE
--------------------------------------------------------------------------------

MARKET INFORMATION

        David White's common stock is traded in the over-the-counter market and is quoted on NASDAQ under the symbol DAWH. The high and low bid prices occurring during each quarter for 1995 and 1994 are set forth in the table below. The prices represent inter-dealer quotations and do not include adjustments for retail markups, markdowns or commissions and do not necessarily represent actual transactions. As of December 31, 1995, there were approximately 305 stockholders of record of David White, Inc. common stock.

BID PRICES OF COMMON SHARES


                                                       1995         1994
                                                  HIGH     LOW    High   Low
First Quarter                                   $11 3/4  $8 3/4 $ 7 1/8  $6 1/4
Second Quarter                                   11 3/4   9 1/2   8 1/2   6 3/4
Third Quarter                                        11   9 3/4  12 1/2   8 1/2
Fourth Quarter                                       12   9 3/4  11 1/2   8 3/4

INDEPENDENT AUDITORS' REPORT

        To the Stockholders and Directors of David White, Inc.

        We have audited the accompanying consolidated balance sheet of David White, Inc. and subsidiary as of December 31, 1995, and the related consolidated statements of operations, stockholders' investment, and cash flows for the years ended December 31, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express our opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of David White, Inc. and subsidiary at December 31, 1995, and the results of their operations and their cash flows for the years ended December 31, 1995 and 1994 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Milwaukee, Wisconsin
February 26, 1996

1995 COMPARED TO 1994

        Sales in 1995 of $15.3 million were 4% less than 1994 sales of $15.9 million. Included in 1994, were sales from the Company's Swiss subsidiary, Ammann Lasertechnik, AG, which was sold in May, 1995. Domestic sales for David White were $13.7 million in 1995, up 9% over last year's sales of $12.5 million. In 1994, the former subsidiary posted sales of $3.4 million, while sales in 1995 were only $1.6 million. For 1995, the Company reported a loss of $852,000 versus a profit of $741,000 in 1994.

        The sale of the Company's foreign subsidiary was one of three significant 1995 events which adversely affected earnings. In May, the Company sold its 90% investment in Ammann Lasertechnik, AG to Hans Ammann. The Swiss subsidiary was originally purchased on June 30, 1989. Continuous losses along with the deteriorating U.S. dollar made the products from Switzerland too expensive to compete effectively in the U.S. market. As the consideration received from the sale exceeded the net worth of Ammann Lasertechnik, AG, the loss on the sale, net of tax benefit, was $575,000, including writing off the remaining goodwill of $1.1 million.

        The second event involved the termination of a defined benefit plan for the Berlin manufacturing workforce. Charges related to the termination totalled approximately $523,000.

        The third event involved environmental charges incurred at the Berlin facility. These charges totalled $297,000, of which $200,000 was reserved at year end to cover the estimated cost of future clean up efforts.

        Strong competitive pricing reduced gross margins from 27% in 1994 to 25% in 1995. Interest expense for 1995 was up $26,000 due to higher debt levels required to support the increase in receivables and inventories.

        The working capital at the end of 1995 was $3.7 million as compared to $4.7 million at the end of 1994. The Company's current ratio at the end of 1995 was 2.5:1 versus 3.0:1 at the end of 1994.

        The Company did not have any significant outstanding capital commitments at year-end.

DIRECTORS

MICHAEL S. ARIENS 1, 2
President, Ariens Company
Manufacturer of outdoor power equipment

R. RON HEILIGENSTEIN 2
Business Consultant

CHARLES D. JACOBUS 1, 2
President, Jacobus Company
Diversified company with interests in petroleum and home security systems

MARSHALL A. LOEWI 1, 2
Chairman, David White, Inc.
President and Chief Executive,
Milwaukee Resistor Corporation
Manufacturer of power resistors and specialized resistance products

TONY L. MIHALOVICH
President, Chief Executive Officer, David White, Inc.

1 Executive Committee, 2 Audit Committee

OFFICERS

TONY L. MIHALOVICH
President
Chief Executive Officer

JAMES L. YOUNK
Vice President - Finance

LARRY P. HUTZLER
Vice President - Manufacturing

STEPHEN M. SMITH
Vice President - Sales and Marketing

EXECUTIVE OFFICES

11711 River Lane
P.O. Box 1007
Germantown, WI 53022-8207
(414) 251-8100

Manufacturing Plant
Berlin, Wisconsin

Transfer Agent
Firstar Trust Company
Milwaukee, Wisconsin

10-KSB REPORT

A copy of the 1995 10-KSB Report, without exhibits, as submitted to the Securities and Exchange Commission, may be obtained without charge by writing to the Vice President-Finance, David White, Inc., P.O. Box 1007, Germantown, WI 53022-8207.

ANNUAL MEETING

The annual stockholders' meeting of David White, Inc., will be held at the time and place indicated in the proxy statements to be sent to shareholders.

                             [DAVID WHITE LOGO]


DAVID WHITE, INC. 11711 RIVER LANE, P.O. BOX 1007, GERMANTOWN, WI 53022-8207,
(414) 251-8100