Form 10KSB, Exhibit 13
period 1996-12-31
WHITE DAVID INC
filed 1997-03-26
CIK 82414

                                                                      EXHIBIT 13



                       1996 Annual Report to Shareholders

                             [DAVID WHITE LOGO]

                     PRECISION HAS NEVER BEEN SO SIMPLE.








































                                                              Annual Report 1996

FINANCIAL HIGHLIGHTS


                                               For Year Ended December 31
                                                -----------   -----------
                                                  1996           1995
OPERATIONS SUMMARY

     Net sales           ...................    $13,372,000   $15,278,000
     Earnings (loss) before income taxes ...        467,000      (999,000)
     Net earnings (loss) ...................        327,000      (852,000)
     Net earnings (loss) per common share ..    $       .72   $     (1.75)
-------------------------------------------------------------------------
QUARTERLY RESULTS

     Net sales
                         First..............    $ 3,953,000   $ 4,827,000
                         Second ............      3,318,000     4,272,000
                         Third..............      3,014,000     3,160,000
                         Fourth.............      3,087,000     3,019,000
-------------------------------------------------------------------------
     Gross profit        First..............    $ 1,108,000   $ 1,282,000
                         Second.............        761,000     1,052,000
                         Third..............        586,000       840,000
                         Fourth.............        682,000       385,000
-------------------------------------------------------------------------
     Net earnings        First..............    $   228,000    $  214,000
        (loss)           Second.............         29,000      (457,000)
                         Third..............        (23,000)      136,000
                         Fourth.............         93,000      (745,000)
-------------------------------------------------------------------------
     Net earnings        First..............    $       .50    $      .41
        (loss)           Second.............            .06           (91)
      per share          Third..............           (.05)          .30
                         Fourth.............            .21         (1.55)
-------------------------------------------------------------------------


CONTENTS

1-2  To Our Shareholders

3-5  Financial Statements

6-8  Notes to Financial Statements

     INSIDE BACK COVER: Market Information, Independent Auditors' Report,
                        Management's Discussion and Analysis

     BACK COVER:  Directors, Officers, Executive Offices, Annual Meeting and
                  10-KSB Report

                                                              [DAVID WHITE LOGO]

TO OUR SHAREHOLDERS:

For David White, 1996 represented a fresh start. With several lingering problems behind us, we began leveraging our dominant industry position by broadening our product line, expanding our distribution channels and initiating strategic business alliances.

Even the normal fluctuations in the housing market did not detour our improvement, which is reflected in our results:

   - Net income climbed to $327,000, in contrast to a net loss of $852,000 in 1995 when we experienced charges associated with disposition of our unprofitable Swiss subsidiary, termination of a costly pension plan and an environmental issue.

   - Earnings per share rebounded to $0.72 per share, versus a loss of $1.75 per share in 1995.

   - Sales reached $13,372,000, down less than $2 million from 1995, a year that included $1.6 million in sales from our former Swiss subsidiary.

   - David White's domestic market share grew a full two percentage points to 55.3%, clearly indicating that we are increasing our market advantage.

Conditions in the housing industry in 1996 were strong, but not spectacular. Although we did see a mid-year build-up in the number of unsold homes, the inventory gradually declined, setting the stage for additional new construction in 1997.

STRONG FINANCIAL POSITION

We ended 1996 with a much stronger balance sheet and sales momentum. During the year, we cut our long-term debt nearly in half and substantially reduced our inventory. This improved financial position gives us the ability to pursue three key business initiatives, begun in 1996.

First, we intend to continue expansion of our distribution channels. Mass merchandisers, which are rapidly replacing small dealers in our industry, now form the foundation of our growing national accounts business. More and more of our products are being offered through Sears Roebuck and major hardware chains, not as store brands, but under the David White name. Clearly, we have quality products and a recognizable name, which appeal to these giant retailers.

In addition to making our products available to small contractors, the national and regional chains provide reach in the growing home-remodeling market. Small and medium-sized remodeling contractors, as well as an army of cost-conscious do-it-yourselfers, are becoming key parts of mass merchandisers' customer base.

STRATEGIC MARKETING ALLIANCES

A second initiative started in 1996, involved development of strategic marketing alliances with other companies, enabling us to cross distribute products. We expect one complementary alliance to bring us potentially hundreds of new distributors throughout the world, expanding our presence in such growing markets as Southeast Asia, Mexico and Latin America and giving us a strong base of outlets in the rebounding markets of Europe. By the end of 1997, we expect this new marketing alliance to give us far more international visibility than we had with our divested Swiss subsidiary.

In our third major initiative, we laid plans in 1996 to expand our line of domestically produced surveying instruments with products manufactured for us by foreign concerns. Our goal is to add imported products, which will enable us to sell a full range of high-quality instruments and accessories at very competitive prices.

LASER LINE EXPANDING

In terms of new product development, we continued in 1996 to turn out new instruments and product-line enhancements designed to maintain our industry-leading position. Looking ahead, we expect to introduce a new laser package, which can be sold through mass merchandisers. Included in the package will be a low-cost, high-quality manually leveled laser and the industry's first truly universal laser detector, that can be used with any brand of laser now on the market.

These new offerings, along with our complete line of laser and optical instruments and accessories, will be included in David White's new Spring 1997 catalog. By demonstrating our slogan, "Precision has never been so simple", our new catalog is expected to heighten interest in all of our products, especially when we combine it with the first Spring distributor stocking program in our history.

It appears that David White will continue to benefit from a favorable economic climate in 1997, with continuing low inflation and attractive mortgage interest rates. But, we intend to do more than just reap the benefits of a favorable environment. Through continued expansion of our product line and a proactive marketing program, we intend to strengthen and broaden the base of our business. We expect to increase our already dominant market share of the optical instrument market. Similarly, we plan to solidify our hold on the low-cost, high-quality segment of the laser instrument market and move forward into the more sophisticated segments of the construction laser market.

In the years ahead, we expect that our reputation will be recognized internationally, just as it already is domestically. Contractors throughout the world are looking to the U.S. for high quality, yet affordable instruments. Through our strategic marketing alliances, we are letting the world know of our superior products and our 100-year tradition of excellence.

Clearly, this is one of my most upbeat reports. Unforeseen problems could arise, but we are confident that major setbacks are behind us. We enter 1997 with a cost-efficient manufacturing program, an aggressive marketing program and, most importantly, a dominant position in our markets. That combination should enable us to maximize the benefits of a growing economy and withstand the impact of inevitable slowdowns.

We appreciate the continuing support of our shareholders, employees and suppliers that enables us to enter our second century in business with renewed optimism.

Sincerely,


/s/ Tony L. Mihalovich

Tony L. Mihalovich
President, Chief Executive Officer

FINANCIAL STATEMENTS                                          [DAVID WHITE LOGO]

BALANCE SHEET                                                   December 31,1996


ASSETS
Current Assets:
  Cash and cash equivalents ...................................... $   47,000
  Trade accounts receivable, less allowance of $95,000 (Note 3) ..  1,315,000
  Inventories (Note 3) ...........................................  3,681,000
  Prepaid expenses and other current assets.......................    142,000
                                                                   ----------
    Total Current Assets .........................................  5,185,000

Other Assets:
   Technology and patents, less accumulated
     amortization of $71,000 .....................................    141,000
  Intangible pension asset (Note 5) ..............................    107,000
  Deferred income taxes (Note 6) .................................     31,000
  Other ..........................................................     23,000
                                                                   ----------
    Total Other Assets ...........................................    302,000

Property, plant and equipment at cost (Note 3):
  Land ...........................................................     36,000
  Buildings and improvements .....................................  1,524,000
  Machinery and equipment ........................................  6,011,000
                                                                   ----------
                                                                    7,571,000

  Less accumulated depreciation ..................................  5,755,000
                                                                   ----------
                                                                    1,816,000
                                                                   ----------

                                                                   $7,303,000
                                                                   ----------

LIABILITIES AND STOCKHOLDERS' INVESTMENT

Current Liabilities:

  Trade accounts payable ........................................  $  354,000
  Accrued wages and amounts withheld from employees .............     255,000
  Accrued retirement plan costs .................................     129,000
  Other accrued liabilities .....................................     246,000
  Current maturities of long-term debt (Note 3) .................     225,000
                                                                   ----------
    Total Current Liabilities ...................................   1,209,000

Long-term debt, less current maturities (Note 3) ................     958,000

Long-term pension liability (Note 5) ............................     133,000

Stockholders' Investment (Notes 3 and 4):
  Preferred stock, par value $1 a share: Authorized
      1,000,000 shares; none issued
  Common stock, par value $3 a share: Authorized
      5,000,000 shares; issued 692,240 shares ...................   2,077,000
  Additional paid-in capital ....................................   1,024,000
  Retained earnings .............................................   4,222,000
  Additional pension liability (Note 5) .........................     (26,000)
  Treasury stock at cost--234,917 shares ........................  (2,294,000)
                                                                   ----------
                                                                    5,003,000
                                                                   ----------
                                                                   $7,303,000
                                                                   ----------


 The accompanying notes are an integral part of these Financial Statements.

FINANCIAL STATEMENTS

STATEMENTS OF OPERATIONS

                                                 Years ended December 31,
                                                 --------------------------
                                                         1996          1995
    Revenues:
       Net sales ..............................   $13,372,000   $15,278,000
       Interest and other income ..............       185,000        38,000
                                                  -----------   -----------
                                                   13,557,000    15,316,000
    Cost and expenses:
       Cost of goods sold .....................    10,235,000    11,422,000
       Selling and administrative expenses ....     2,554,000     3,061,000
       Loss on sale of subsidiary .............                     722,000
       Loss on termination of pension plan ....                     523,000
       Environmental expenses .................        17,000       297,000
       Interest expense .......................       284,000       290,000
                                                  -----------   -----------
                                                   13,090,000    16,315,000

       Earnings (loss) before income taxes ....       467,000      (999,000)
       Income tax expense (benefit) (Note 6)...       140,000      (147,000)
                                                  -----------   -----------
       Net earnings (loss) ....................   $   327,000   $  (852,000)
                                                  -----------   -----------
       Net earnings (loss) per share (Note 7)..   $       .72   $     (1.75)
                                                  -----------   -----------

STATEMENTS OF STOCKHOLDERS' INVESTMENT

                                                          Years ended December 31,1996 and 1995
                            -------------------------------------------------------------------------------------------------
                                Common Stock         Additional     Retained       Additional    Cumulative    Treasury
                             ----------------------   Paid-In       Earnings        Pension      Translation     Stock
                              Shares      Amount      Capital                      Liability     Adjustment
Balances at
  January 1, 1995 ........   692,240    $2,077,000    $1,024,000    $4,747,000    $ (362,000)    $ 83,000     $(1,537,000)
  Net loss .......................................................... (852,000)
  Currency translation
    adjustments ................................................................................. (83,000)
  Additional
    pension liability (Note 5)...................................................... 292,000
  Receipt of common stock
    from sale of subsidiary .................................................................................... (757,000)
--------------------------------------------------------------------------------------------------------------------------
Balances at
  December 31, 1995          692,240     2,077,000     1,024,000     3,895,000       (70,000)           0      (2,294,000)
  Net earnings ....................................................... 327,000

  Reduction of
    pension liability (Note 5) ...................................................... 44,000
                            --------    ----------    ----------    ----------     ---------     --------     -----------

Balances at
  December 31, 1996          692,240    $2,077,000    $1,024,000    $4,222,000     $ (26,000)    $      0     $(2,294,000)
                            --------    ----------    ----------    ----------     ---------     --------     -----------


  The accompanying notes are an integral part of these Financial Statements.

FINANCIAL STATEMENTS                                          [DAVID WHITE LOGO]

STATEMENTS
OF CASH FLOWS


                                                                    Years ended December 31,
                                                               -----------          ----------
                                                                      1996               1995
Cash flows from operating activities:
  Net earnings (loss) .......................................  $   327,000          $(852,000)
  Adjustments to reconcile net earnings (loss) to net cash
     provided by (used in) operating activities:
       Depreciation..........................................      419,000            388,000
       Amortization of intangible assets.....................       55,000             75,000
       Gain on sale of building .............................     (153,000)
       Loss on sale of subsidiary............................                         722,000
       Deferred income taxes.................................      116,000           (147,000)

       Change in assets and liabilities:
         (Increase) decrease in:
            Accounts receivable .............................      164,000            305,000
            Inventories .....................................      930,000           (701,000)
            Prepaid expenses and other assets ...............      (13,000)           137,000
         Increase (decrease) in:
            Accounts payable and accrued expenses ...........     (501,000)           (16,000)
            Income taxes ....................................                         (89,000)
                                                               -----------          ---------

       Net cash provided by (used in) operating activities ..    1,344,000           (178,000)
                                                               -----------          ---------
Cash flows from investing activities:
  Additions to property, plant and equipment ................     (292,000)          (733,000)
     Cash proceeds from sale of building ....................      675,000
                                                               -----------          ---------
       Net cash provided by (used in) investing activities...      383,000           (733,000)
                                                               -----------          ---------

Cash flows from financing activities:
  Principal payments on long-term debt ......................     (966,000)          (283,000)
  Net (decrease) increase in notes payable to bank...........     (714,000)           297,000
                                                               -----------          ---------

     Net cash (used in) provided by financing activities ....   (1,680,000)            14,000
                                                               -----------          ---------

Effect of exchange rate changes on cash .....................            0              5,000
                                                               -----------          ---------

Net increase (decrease) in cash and cash equivalents                47,000           (892,000)

Cash and cash equivalents at beginning of year ..............            0            892,000
                                                               -----------          ---------
Cash and cash equivalents at end of year ....................  $    47,000          $       0
                                                               -----------          ---------
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest ...............................................  $   284,000          $ 290,000
     Income taxes, net of refunds............................       50,000            155,000


  The accompanying notes are an integral part of these Financial Statements.

NOTES TO
FINANCIAL STATEMENTS

1: COMPANY BUSINESS AND ACCOUNTING POLICIES

David White, Inc. (the "Company") is engaged in the manufacture of surveying instruments and lasers and is a distributor of certain other products. The Company operates predominantly in the construction industry within the United States and Europe. The Company's significant accounting policies are summarized as follows:

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

     Intangible Assets - Technology and patents are being amortized over their estimated lives, which range from 5 to 8 years. Deferred financing costs are being amortized on a straight-line method over the term of the related debt agreement.

     Research and Development Costs - Research and development costs are expensed as incurred and totaled $327,000 and $399,000 in 1996 and 1995, respectively.

     Fair Value of Financial Instruments - The Company believes the carrying amount of its financial instruments is a reasonable estimate of the fair value of these instruments.

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

2: SALE OF FOREIGN SUBSIDIARY

The Company sold its 90% interest in the outstanding capital stock of Ammann Lasertechnik AG on May 31, 1995. The non-cash transaction was summarized as follows:


             Net carrying value of assets sold            $(691,000)
             Write-off of goodwill                       (1,123,000)
             Fair market value of Company common
              stock received                                 757,000
             Other assets received, net                      335,000
                                                         -----------
            Loss on sale of subsidiary                      (722,000)
            Tax benefit                                      147,000
                                                         -----------
            Loss on sale of subsidiary, net of taxes       $(575,000)
                                                         -----------


Net sales for the subsidiary to unrelated parties during 1995 were approximately $1,601,000. Net losses incurred by the subsidiary for 1995 were approximately $77,000.

3: BANK LINES OF CREDIT AND LONG-TERM DEBT

Long term debt consists of a term note with a domestic bank which is payable in monthly installments of $26,500, including interest at 8.5%, through August, 2001. The term note is collateralized by a first mortgage on the Company's manufacturing facilitiy and a second lien on the Company's accounts receivable, inventory and equipment. The loan agreement contains restrictions with respect to levels of working capital ($1,000,000 on December 31, 1996) and net worth ($5,000,000 on December 31, 1996) and minimum debt-to-net worth and current ratios. In addition, capital expenditures are limited to a specified level each year. The term note is 70% guaranteed by the Rural Economic and Community Development Service.

The aggregate scheduled future maturities for the fiscal years ending December 31 are as follows:


                         1997             225,000
                         1998             245,000
                         1999             267,000
                         2000             291,000
                   Thereafter             155,000
                                       ----------
                                       $1,183,000
                                       ==========


The Company currently has available a domestic bank revolving line of credit to meet its short term borrowing needs. The amount available under the line of credit is adjusted periodically according to seasonal requirements and ranges from $1,750,000 to $2,000,000. Borrowings against the line are payable on demand with interest payable monthly at the prime rate. The Company had no borrowings under the line at December 31, 1996. The line renews annually in September. Borrowings under the line of credit are based on a percentage of qualified accounts receivable and inventory (the borrowing base), which are secured under the related agreement. The agreement contains the same restrictions described above related to the term note.

4: STOCK RIGHTS PLAN AND EMPLOYEE STOCK OPTION PLAN

In 1988, the Company made a dividend distribution of one Common Stock Purchase Right on each outstanding share of common stock. The Rights are exercisable only if a person or group acquires 20% or more of the Company's common stock or announces a tender or exchange offer that would result in such a person or group owning 20% or more of the common stock. When exercisable, each Right entitles the holder thereof to purchase one share of common stock at an exercise price of $35.00. Further, upon the occurrence of certain defined events, the Rights are modified to entitle the holder to purchase common stock of the Company or common stock of an "acquiring person" having a market value equivalent to two times the exercise price of the Right. At no time do the Rights have any voting power. The Rights expire on September 29, 1998. The Company is entitled to redeem the Rights at $0.01 per Right until ten days (subject to extension) after a public announcement that a 20% or more position has been acquired, at which time they become nonredeemable. At December 31, 1996, 457,323 shares of common stock were reserved for issuance upon exercise of the Rights.

                                                              [DAVID WHITE LOGO]

In 1992, the stockholders approved the issuance of up to 32,000 shares of common stock under an incentive stock option plan. Options granted are exercisable in varying increments and at various times as determined by the Compensation Committee of the Board of Directors. The option period cannot exceed ten years from the date of the grant and the options can be granted until January, 2002, under this plan. In 1995, the stockholders approved the issuance of up to 50,000 shares of common stock under a new incentive stock option plan with terms similar to the 1992 plan described above. The options can be granted until February, 2005. The following table summarizes stock option activity for the years ended December 31, 1996 and 1995.


                                                         Shares
                                            Reserved   Outstanding  Available
                                                         Options

Balances, January 1, 1995
$6.50 - $10.44 per share ..............     33,200       33,200           0
Reserved ..............................     50,000                   50,000
Expired -$6.50-$10.44 per share .......     (1,200)      (7,950)      6,750
                                            ------       ------      ------

Balances, December 31, 1995
$6.50 -$6.88 per share ................     82,000       25,250      56,750
                                            ------       ------      ------

Granted ...............................         --           --          --
Exercised .............................         --           --          --
Expired ...............................         --           --          --

Balances, December 31, 1996
$6.50 - $6.88 per share ...............     82,000       25,250      56,750
                                            ------       ------      ------

Options exercisable
  at December 31,1996
  $6.50-$6.88 per share .................                25,250
                                                         ------


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

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Because the Company did not grant any stock options during either 1995 or 1996, there would be no impact on proforma net income or earnings per share under SFAS No. 123.

5: EMPLOYEE BENEFIT PLANS

The Company has a certain defined benefit pension plan covering certain non-union employees. The non-union plan contains provision for benefits relating to past service based on an employee's compensation and years of service at the time the plan became effective.

The Company's funding policy for the plan is consistent with the funding requirements of federal law and regulations.
The following table sets forth the non-union past service plan's funded status as estimated by consulting actuaries as of October 1,1996 and the amounts recognized in the Company's financial statements:


Actuarial present value of
 benefit obligations:
 Accumulated benefit
 obligation, entirely vested                          $ 574,000
                                                      ---------

Projected benefit obligation for
 service rendered to date                             $ 574,000
Plan assets at fair value
 (government obligations,
 mutual stock funds and
 money market funds)                                    369,000
                                                      ---------

Projected benefit obligations
 in excess of plan assets                              (205,000)
Unrecognized net loss                                    26,000
Unrecognized net obligation at January 1,1987
 being amortized over 15 years                          107,000
Additional minimum liability                           (133,000)
                                                      ---------

Pension liability recognized in
 the consolidated balance sheet                       $(205,000)
                                                      ---------



Net periodic pension cost for the Company's non-union plan included the following components:



                                                                                                        1996           1995
Interest cost on projected benefit obligation ......................................................     $ 38,000       $ 43,000
Actual return on plan assets .......................................................................      (41,000)       (49,000)
Net amortization and deferral ......................................................................       33,000         45,000
                                                                                                         --------       --------
Total pension expense ..............................................................................     $ 30,000       $ 39,000
                                                                                                         ========       ========



The weighted average discount rate and expected long term rate of return used to develop the periodic pension costs for the above plan was as follows:

                           1996         1995
  Discount rate           7.25%        6.25%
  Expected long-term
    return on assets      7.75%        7.75%

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

NOTES TO
FINANCIAL STATEMENTS

In addition, the Company has contributory 401(k) savings plans covering substantially all employees, under which eligible participants may elect to contribute a specified percentage of their compensation, subject to certain limitations. The Company makes contributions subject to certain limitations. Company contributions vest over a five-year period at a rate of 20% per year. Contributions charged to operations under the plans aggregated approximately $81,000 and $45,000 for the years ended December 1996 and 1995, respectively.

In the fourth quarter of 1995, the accumulated benefit obligation of the Company's defined benefit pension plan covering all union members was settled by the purchase of a non-participating group annuity contract or a lump-sum distribution for retired participants and lump sum distributions to active participants. Active participants were given the option to transfer their distributions into a 401(k) plan begun on January 1, 1996. The settlement was accounted for in accordance with Statement of Financial Accounting Standards No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and resulted in a pre-tax loss to the Company of approximately $523,000. Pension expense related to this plan for the years ended December 31, 1995 was $70,000.

The Company has Key Executive Employee and Severance Agreements with certain officers and key employees which provide for severance pay of up to two years salary in the event of a change in control of the Company, as defined, and subsequent termination of employment.


6: INCOME TAXES

Income tax expense (benefit) consists of the following:

                 Year ended December 31,
                      1996          1995
Current ......   $  24,000    $        0
Deferred .....     116,000      (147,000)
                 ---------    ----------
                 $ 140,000    $ (147,000)
                 =========    ==========

A reconciliation of statutory federal tax rate and effective rates is as follows:

                                    Year ended December 31,
                                       1996            1995
Statutory federal rate                34.0%         (34.0)%
Net operating loss and tax credit
 carryforward adjustment              (4.0)          26.6
Nondeductible amortization              --           (2.6)
Other                                   --           (4.7)
                                      ----          -----
                                      30.0%         (14.7)%
                                      ====          =====

The tax effects of temporary differences, tax credit carryforwards and net operating loss carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

                                                                         December 31,
                                                                  1996           1995
Deferred tax assets
  Inventory ................................................  $168,000       $233,000
  Liabilities and reserves .................................   198,000        292,000
  Tax credits and net operating loss carryforwards .........   465,000        539,000
                                                              --------       --------

                                                                  1996           1995
  Gross deferred tax assets ................................   831,000      1,064,000
  Valuation allowance ......................................  (559,000)      (648,000)
                                                              --------       --------
                                                               272,000        416,000
Deferred tax liabilities
  Property, plant and equipment ............................   215,000        207,000
  Other ....................................................    26,000         62,000
                                                              --------       --------
                                                               241,000        269,000
                                                              --------       --------

  Net deferred tax asset ...................................  $31,000        $147,000
                                                              =======        ========

At December 31, 1996, the Company had alternative minimum tax credit carryforwards totaling $196,000, which expire in various years through 2008. The Company has state net operating carryforwards of $352,000 which expire through 2007, and capital loss carryforwards of $520,000 which expire in 2010.

7.  RELATED PARTY TRANSACTIONS - FOURTH QUARTER EVENT

During the fourth quarter of 1996, the Company sold the building which housed its office headquarters to the Company President. The building had a net book value of $522,000 and was sold for cash of $675,000 resulting in a gain of $153,000. The purchase price was determined based on negotiations between the Company President and the Board of Directors and included an independent appraisal of the building's value.

The Company then entered into a short term lease with the Company President for the facility. The monthly rental related to this lease is $10,600.

8: EARNINGS (LOSS) PER SHARE

Net earnings (loss) per share of common stock is based upon net (loss) earnings divided by the weighted average shares outstanding. Weighted average shares outstanding for the years ended December 31, 1996 and 1995 were 457,323 and 486,698 shares, respectively.

                                                              [DAVID WHITE LOGO]

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Directors of David White, Inc.:

We have audited the accompanying balance sheet of David White, Inc. and subsidiary as of December 31, 1996, and the related statements of operations, stockholders' investment, and cash flows for the years ended December 31, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of David White, Inc. at December 31, 1996, and the results of its operations and its cash flows for the years ended December 31, 1996 and 1995 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Milwaukee, Wisconsin
January 31, 1997



MARKET INFORMATION

David White's common stock is traded in the over-the-counter market and is quoted on NASDAQ under the symbol DAWH. The high and low bid prices occurring during each quarter for 1996 and 1995 are set forth in the table below. The prices represent inter-dealer quotations and do not include adjustments for retail markups, markdowns or commissions and do not necessarily represent actual transactions. As of December 31, 1996, there were approximately 273 stockholders of record of David White, Inc. common stock.


BID PRICES OF COMMON SHARES


                             1996               1995
                        High      Low       High    Low
First Quarter          $12 7/8  $11 1/2   $11 3/4  $8 3/4
Second Quarter          11 5/8   11 1/2    11 3/4   9 1/2
Third Quarter           11 1/2   10        11       9 3/4
Fourth Quarter          11 1/4    7 1/2    12       9 3/4

MANAGEMENT'S DISCUSSION AND ANALYSIS - 1996 COMPARED TO 1995

Sales for 1996 of $13.4 million were down $1.9 million from 1995's sales of $15.3 million. Most of the decrease, or $1.6 million is attributed to the inclusion of the former Swiss subsidiary, Ammann Lasertechnik, AG, for the first five months of 1995. The subsidiary was sold in May, 1995. David White, Inc.'s sales, exclusive of Ammann, are down 2% for 1996. Shipments of laser products at David White increased 22% while sales of optical products declined 9%. Gross margins increased slightly in 1996 to 23.5% from 23.3% in 1995. The Company reduced inventories by $930,000 in 1996. Reducing inventories decreases profits temporarily by reducing the Company's ability to absorb normal manufacturing overhead into inventory. Selling and administrative expenses declined 27%, primarily due to the inclusion of Ammann's selling and administrative expenses in 1995 and a one-time charge in 1995 of $523,000 for converting a costly defined benefit pension plan into a much less expensive 401(k) program.
Other income of $185,000 included a $153,000 gain resulting from the sale of the Company's corporate office. The Company intends to lease a smaller facility for its executive offices beginning in late fall of 1997. Interest expense declined slightly as the Company reduced its debt levels with the cash generated from the sale of the corporate office and reduction of inventories.

Working capital increased to $4.0 million at the end of 1996 from $3.7 million at the end of 1995. The Company's current ratio at the end of 1996 was 4:3:1 versus 2:5:1 at the end of 1995.

The Company did not have any significant outstanding capital commitments at year-end.

DIRECTORS

MICHAEL S. ARIENS 1,2
PRESIDENT, ARIENS COMPANY
MANUFACTURER OF OUTDOOR POWER EQUIPMENT

R. RON HEILIGENSTEIN 2
BUSINESS CONSULTANT

CHARLES D. JACOBUS 1, 2
PRESIDENT, JACOBUS COMPANY
DIVERSIFIED COMPNAY WITH INTERESTS IN PETROLEUM AND HOME SECURITY SYSTEMS

MARSHALL A. LOEWI 1
CHAIRMAN, DAVID WHITE, INC.
PRESIDENT AND CHIEF EXECUTIVE, MILWAUKEE RESISTOR CORPORATION
MANUFACTURER OF POWER RESISTORS AND SPECIALIZED RESISTANCE PRODUCTS

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


EXECUTIVE OFFICES

11711 River Lane
P.O. Box 1007
Germantown, WI 53022-8207
(414) 251-8100

Manufacturing Plant
Berlin, Wisconsin

Transfer Agent
Firstar Trust Company
Milwaukee,  Wisconsin

10-KSB REPORT

A copy of the 1996 10-KSB Report, without exhibits, as submitted to the Securities and Exchange Commission, may be obtained without charge by writing to the Vice President-Finance, David White, Inc., P.O. Box 1007, Germantown, WI 53022-8207.


ANNUAL MEETING

The annual stockholders' meeting of David White, Inc., will be held at the time and place indicated in the proxy statements to be sent to shareholders.





                               [DAVID WHITE LOGO]
David White, Inc., 11711 River Lane, P.O. Box 1007, Germantown, WI 53022-8207,
(414) 251-8100